82-2142



03045377



invensys

BTRsec/RLS Admin/Letters/2003/0167

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA



RECEIVED
DEC 31 2003
WASH., D.C.
181

22 December 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Board Change.

Yours faithfully,

John R W Clayton
Company Secretary



PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

SUPPL

Copy to: Mr. S. Ahmad
Mr. M. Downing

SEC No 82-2142



"emailalert@hemscott.co.uk" <emailalert
22/12/2003 07:42

To: "jaime.tham@invensys.com" <jaime.tham@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Board Change

This Email News Alert service is brought to you by Invensys

RNS Number:5224T
Invensys PLC
22 December 2003

news release

19 December 2003

Invensys non-executive director steps down

Rolf Borjesson has decided to step down from the Invensys Board with effect from
19 December 2003 in order to devote time to his other substantial commitments.

Martin Jay, Chairman of Invensys said "I would like to thank Rolf for his considerable contribution to Invensys over the last five years. His experience
and knowledge have added considerably to the strength of the Board and we all
wish him well for the future."

Contact:

Invensys plc
Mike Davies +44 (0) 20 7821 3538

Brunswick
Nick Claydon / Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase performance of production assets, maximise return on investment in production
and data management technologies and remove cost and cash from the supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor,
Triconex, M&I and Wonderware. These businesses address process and batch industries -- including oil and gas, chemicals, power and utilities, food and
beverage, pharmaceuticals and personal health care products, metals and mining
-- plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture,

supply,
installation, commissioning and maintenance of safety-related rail signalling
and control systems as well as a complete range of rail signalling and communications products. The business includes Westinghouse Rail Systems Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services, Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently
awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of
signalling on the London Underground.

Invensys also currently serves other market sectors through its Development Division. The businesses in this division are: Appliance Controls, APV Baker,
Climate Controls, Hansen Transmissions, Lambda and Powerware. Invensys is actively seeking to develop these businesses through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.

END

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